EXHIBIT 23.4
CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Pre-Effective Amendment No. 1 to the Registration Statement (No. 333-138444) of our reports dated March 9, 2007, relating to the statements of revenues and certain operating expenses for the MT Omaha property and the AS Katy property, and our report dated April 10, 2007 relating to the statement of revenue and certain expenses for the MT Fairview Heights property (which reports on the statements of revenues and certain operating expenses express unqualified opinions and include explanatory paragraphs referring to the purpose of the statements), all appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
Phoenix, Arizona
April 10, 2007